EXHIBIT 2

First Manhattan Files Preliminary Proxy Materials with SEC for the Election of Six Directors to Vivus’ Board at the 2013 Annual Meeting

Vivus Deserves a Board Worthy of Qsymia and Its Enormous Potential

NEW YORK--(BUSINESS WIRE)--First Manhattan Co. (FMC), an owner-operated investment advisory firm and the largest shareholder of VIVUS, Inc. (“Vivus” or the "Company") (NASDAQ: VVUS) with approximately 9.64 percent of the outstanding common stock of the Company, today announced that it has filed with the U.S. Securities and Exchange Commission (“SEC”) its preliminary proxy materials regarding the election of its independent director nominees. FMC seeks to elect its six highly qualified nominees to Vivus’ Board at the Company’s 2013 Annual Meeting of Stockholders (the "Annual Meeting"), which the current Board has thus far refused to schedule. First Manhattan reserves the right to nominate additional candidates depending on the number of Vivus’ nominees.

As a Vivus shareholder since 2008, FMC has urged the Company both privately and publicly to take steps that it believes would have resulted in an effective transition from a development stage company to a commercial stage company. The Board followed a different path and the result has been a significant destruction of shareholder value. Vivus’ stock price has declined approximately 60 percent since the FDA approval of Vivus’ obesity drug Qsymia in July 2012, destroying approximately $1.7 billion of shareholder value.

FMC believes that Vivus’ current Board of Directors is insular, over-compensated, underqualified and excessively represented by management. The confluence of these factors creates what FMC believes is an ineffective Board that is directly responsible for Vivus’ failure to transition into a successful commercial organization. FMC further believes that Vivus’ shareholders will realize greater value from their investment in the Company if the Board is reconstituted with FMC’s six nominees, each of whom brings urgently needed expertise.

FMC’s nominees believe that Qsymia has blockbuster potential. The FMC nominees’ plan includes examining all strategic options available to maximize value for Vivus’ shareholders, including a value-creating partnership for Qsymia, and judiciously cutting the Company’s SG&A expenses, which have grown to roughly $50 million in the fourth quarter of 2012. Despite this profligate spending, net product revenue was under $2 million in that same quarter. The nominees intend to cut wasteful spending in order to focus Vivus’ financial and human capital on the commercialization of Qsymia.

“The current Vivus Board has proven to be poor stewards of shareholder capital,” commented Sam Colin, M.D., Senior Managing Director at FMC and a Board nominee. “Qsymia’s potential is substantial. However, Vivus has badly mismanaged the Qsymia launch, and neither the recent REMS modification nor the addition of a new director will cure the root cause of the failure. Vivus and its shareholders deserve a Board worthy of Qsymia. Our slate of six highly qualified nominees has the independence, the experience, and the plan to fix the Company before time runs out.”

The FMC nominees include highly accomplished individuals who have held senior leadership positions at successful publicly traded biotechnology and pharmaceutical companies. These individuals possess deep regulatory experience with the Food and Drug Administration and with the European Medicines Agency, the EU equivalent of the FDA. They also have deep experience with payor stakeholders such as the U.S. Department of Health & Human Services, including the Centers for Medicare & Medicaid Services (CMS). They have fixed broken companies, refinanced distressed companies, successfully launched blockbuster drugs, and sold companies at high returns for shareholders.

Moreover, the nominees have significant credibility with the investment community. FMC believes an independent Board of this caliber is critical for Vivus to achieve its full potential. Each nominee qualifies as an independent director under the Nasdaq Listing Rules, and all but one are independent of FMC.

Biographies of First Manhattan’s nominees, including two alternate nominees, follow:

•	Michael Astrue: Mr. Astrue most recently served as Commissioner of the Social Security Administration from 2007 to 2013, and was one of six Trustees of the Medicare & Social Security Trust Funds. He served as Interim Chief Executive Officer at Epix Pharmaceuticals from 2005 to 2006, during which time he successfully engineered the company’s merger. Prior to that, he served as President and Chief Executive Officer of Transkaryotic Therapies where he executed one of the most successful corporate turnarounds in the history of the biotechnology industry. Under his stewardship, Transkaryotic Therapies' share price increased from $3.80 at the start of his tenure to $37.00 when the company was sold two years later for $1.6 billion. He has served as Chairman of the Massachusetts Biotechnology Council from 2000 to 2002 and on the public company boards of Transkaryotic Therapies, ArQule Inc. (Nasdaq: ARQL), CuraGen Corporation and Tercica Inc. Other senior roles Mr. Astrue has held during his distinguished 30 year career include serving as Vice President & General Counsel at Biogen from 1993 to 1999, General Counsel for the U.S. Department of Health & Human Services from 1989 to 1992, and Associate Counsel to Presidents Ronald Reagan and George Bush from 1988 to 1989, among other roles. Mr. Astrue received a J.D. from Harvard Law School and B.A. in Philosophy & English from Yale University.
•	Jon Biro: Mr. Biro currently serves as Executive Vice President and Chief Financial Officer at Consolidated Graphics, Inc. (NYSE: CGX), a leading commercial printing services company. Prior to Consolidated Graphics, he spent 14 years at ICO, Inc., a manufacturer of specialty resins and provider of polymer processing services, including serving as Senior Vice President, Chief Financial Officer, Treasurer, a director, and for a time as interim Chief Executive Officer. At ICO, he helped manage an operational turnaround, including the improvement of the balance sheet and overall capital structure, which helped to increase the company’s stock price over six-fold. He also served as a director of Aspect Medical from June to November 2009 during which the company’s stock doubled and the company was sold. He currently is a director at and Crown Crafts, Inc (Nasdaq: CRWS) and Houston market advisory board member for IBERIA Bank (Nasdaq: IBKC). Mr. Biro received an M.S. in Accounting from the University of Houston and a B.A. in Psychology from the University of Texas.

•	Dr. Samuel Colin: Dr. Colin is a Senior Managing Director at First Manhattan Co. (FMC), an investment firm founded in 1964 with more than $14 billion in assets currently under management. Dr. Colin joined the firm in 1994, and is the founding and sole portfolio manager of FMC's healthcare funds, First Health and First BioMed, with assets under management exceeding $500 million. In addition, he advises the firm on healthcare investments. He has invested in hundreds of small to large-cap healthcare companies including biotechnology, pharmaceutical, and medical device companies in the US, EU, and Japan. He has an extensive knowledge of the clinical, commercial, and regulatory history of obesity therapeutics and was a major participant in the recapitalization of Orexigen (OREX), an obesity therapeutics company, at $1.45 per share in December 2011. He has developed deep relationships with management teams across the biotech and pharmaceutical industry. Prior to joining FMC, Dr. Colin served as a resident at the Yale-New Haven Hospital from 1992-1994. He received his M.D. from the Yale School of Medicine in 1992, and graduated from Brown University, B.Sc. Human Biology, magna cum laude, in 1986.
•	Dr. John Kastelein: Dr. Kastelein has spent his career of more than 30 years devoted to the study of medical genetics, lipidology and molecular biology. He is Professor of Medicine at the Department of Vascular Medicine at the Academic Medical Center of the University of Amsterdam, where he also serves as Strategic Chair of Genetics of Cardiovascular Disease. His research on metabolic disorders is internationally recognized as the key paradigm for understanding the relationship between low density lipoprotein cholesterol and heart disease. He also is an executive consultant to the cardiovascular and metabolic franchises of many leading biotechnology and pharmaceutical companies, including Amarin, Amgen, Bristol-Myers Squibb, Genentech, Merck, Novartis, Pfizer, Regeneron and Sanofi-Aventis. His advisory work has also included accompanying numerous companies to meetings with the European Medicines Agency and interacting with individual country regulatory authorities for Aegerion, CSL Behring, Eli Lilly, Genzyme, ISIS, The Medicines Company and UniQure (formerly Amsterdam Molecular Therapeutics). Dr. Kastelein has also served on Steering Committees of many landmark cardiovascular outcome trials including TNT (Lipitor, Pfizer), IDEAL (Lipitor, Ideal), JUPITER (Crestor, AstraZeneca), ACCELERATE (Evacetrapib, Eli Lilly) and the Sanofi PCSK9 Phase III ODYSSEY outcome programme (Sanofi-Aventis). Additionally, he is currently a personal consultant to the Chief Executive Officers of AstraZeneca and Cerenis Therapeutics and the heads of research at Roche and TEVA. In addition to co-founding UniQure, he was also a founder of Dezima Pharma, a biotechnology company focused on therapies for dyslipidemia. His distinguished career has also included positions such as President of the Dutch Atherosclerosis Society and Chair of the National Scientific Committee on Familial Hypercholesterolemia. Dr. Kastelein received his medical degree from the University of Amsterdam.
•	David Norton: Mr. Norton served in a variety of senior leadership positions during his more than 32-year career at Johnson & Johnson (NYSE: JNJ), most recently as Company Group Chairman, Global Pharmaceuticals from 2009 until his retirement from the company in September 2011. As Company Group Chairman, he was responsible for leading and developing the strategic growth agenda, including the licensing, acquisitions and divestment strategies, and ensuring alignment between global strategic functions, research and development and the commercial organizations. Under his stewardship, J&J successfully commercialized numerous blockbuster products, including Prepulsid / Propulsid (Europe), Risperdal (Australia, Europe), Aciphex (US), Risperdal Consta (US and Europe), Durogesic / Duragesic (US and Europe), and Prezista (US and Europe). He also negotiated a novel pricing and reimbursement program for Velcade with the U.K. Department of Health, helping to drive increased sales. Also under his supervision, J&J secured numerous acquisition, divestitures, in-licensing and collaboration agreements, including acquiring Cougar Biotechnology and Zytiga, in-licensing of Incivo (Hepatitis C compound for Europe), and selling J&J's Animal Health business to Eli Lilly. J&J’s Pharmaceutical Group’s revenues grew to $22 billion, 30% of the company’s total revenue, during his tenure. Previously, Mr. Norton served as U.S. Domestic President for Janssen Pharmaceuticals (a J&J unit), Company Group Chairman for Europe, Middle East and Africa, and Company Group Chairman of Worldwide Commercial and Operations for J&J’s CNS, Internal Medicine and Virology franchise. He currently is a Director at Savient Pharmaceuticals Inc. (Nasdaq: SVNT). Mr. Norton has studied Computer Programming Technology at the Control Data Institute in Sydney, Australia, as well as Marketing at the College of Distributive Trades at London and Preston Polytechnic in Preston, United Kingdom.

•	Herman Rosenman: Mr. Rosenman was most recently at Gen-Probe Inc., a medical diagnostics company, where starting in 2001 he held the role of SVP of Finance and Chief Financial Officer. At Gen-Probe, he led a company spin-off and helped lead Gen-Probe through a more than 1,200% increase in the company’s stock price. He also helped manage the process of selling the company in 2012 for $3.72 billion, generating significant value for shareholders. Prior to Gen-Probe, Mr. Rosenman was President and Chief Executive Officer of Ultra Acquisition Corp, where he re-engineered the manufacturing division, more than tripling the company’s revenue and quadrupling the size of its dealer base. He is currently a Director and Chairman of the Audit and Compensation Committees of BioFire Diagnostics, and a former Director and Committee Chairman at ARYx Therapeutics, Inc., Infinity Pharmaceuticals, Inc. (Nasdaq: INFI), and Emphasys Medical, Inc. Mr. Rosenman holds an M.B.A. in Finance from the Wharton School of the University of Pennsylvania, and a B.B.A. in Accounting and Finance from Pace College.
•	Dr. Rolf Bass, Alternative Nominee: Dr. Bass most notably served in the distinguished role of Head of the Human Medicines Evaluation Unit at the EMA in London from 1995 to 2000. There he oversaw medicines for human use and supported designated Central and Eastern European Countries Drug Regulatory Authorities in the accession of their countries to the European Union. In 2000, he was appointed member to the CPMP (now CHMP), and set up the new Department for European and International Business of the Federal Institute for Drugs and Medical Devices. Most recently, Dr. Bass was appointed Visiting Professor for Pharmaceutical Medicine at the University of Basel, Switzerland in 2007. Previously, Dr. Bass joined the German Health Authority as Head of the Pre- Clinical Department at its Drug Institute. Dr. Bass holds a medical degree from Free University of Berlin.

•	Melvin Keating, Alternative Nominee: Mr. Keating most recently served as President and Chief Executive Officer of Alliance Semiconductor Corp. from 2005 to 2008. During that time, he transformed it from a distressed company with a market capitalization of $80 million to one that generated over $250 million of distributable cash and a 2.5x increase in the company’s stock price. Prior to his role at Alliance Semiconductor, Mr. Keating served as Executive Vice President and Chief Financial Officer and Treasurer of QUOVADX INC. from 2004 to 2005, and as a strategy consultant at Warburg Pincus Equity Partners from 1997 to 2004. He currently serves a Director of API Technologies Corp (Nasdaq: ATNY), Red Lion Hotels Corp (NYSE: RLH), Crown Crafts, Inc. (Nasdaq: CRWS), BluePhoenix Solutions Ltd (Nasdaq: BPHX), Marlborough Software Development Corp. He previously served on the boards of White Electronic Designs and Integral Systems, where he led strategic reviews of the businesses that resulted in sales of each of the companies at approximately 2x the stock price when he joined the boards. He also was previously a director of Aspect Medical Systems. Mr. Keating received an M.B.A. in Finance and MS in Accounting from the Wharton School of the University of Pennsylvania, and B.A. at Rutgers University.

About First Manhattan Co.

First Manhattan Co. (“FMC”) was founded in 1964 and remains an owner-operated investment advisory firm. FMC is registered with the U.S. Securities and Exchange Commission as an investment adviser and as a broker-dealer, and is a member of the Financial Industry Regulatory Authority (FINRA).

FMC provides professional investment management services primarily to high net worth individuals as well as to partnerships, trusts, retirement accounts, pension plans and institutional clients. The firm currently manages in excess of $14 billion.

Important Additional Information

FIRST MANHATTAN CO., FIRST HEALTH, L.P., FIRST HEALTH LIMITED, FIRST HEALTH ASSOCIATES, L.P., FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, FIRST BIOMED, L.P. AND FIRST BIOMED PORTFOLIO, L.P. (COLLECTIVELY, “FIRST MANHATTAN”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES FROM THE STOCKHOLDERS OF VIVUS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY FIRST MANHATTAN, MICHAEL JAMES ASTRUE, JON C. BIRO, JOHANNES J.P. KASTELEIN, SAMUEL F. COLIN, DAVID YORK NORTON, HERMAN ROSENMAN, ROLF BASS AND MELVIN L. KEATING (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF THE COMPANY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE

FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE COMPANY AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, FIRST MANHATTAN WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD (WHEN AVAILABLE) WITHOUT CHARGE UPON REQUEST. INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY FIRST MANHATTAN WITH THE SEC ON MAY 1, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Contacts

The Abernathy MacGregor Group
Chuck Burgess / Mike Pascale
212-371-5999
clb@abmac.com / mmp@abmac.com
or
Mackenzie Partners
Larry Dennedy / Charlie Koons
212-929-5239 / 212-929-5708